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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Sherman, Mandel
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   (Last)                           (First)             (Middle)

   c/o 210 Dartmouth
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                                    (Street)

   Pawtucket                         Rhode Island         02860
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   (City)                           (State)              (Zip)


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2. Issuer and Name and Ticker or Trading Symbol

   U.S. AUTOMOTIVE MANUFACTURING, INC.
   (USAM)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   February 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)

                       President and Principal Stockholder
         of General Partner of Elmgrove Associates II, L.P. (10% Owner)
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7. Individual or Joint/Group Filing (Check applicable line)

   [   ] Form filed by one Reporting Person
   [ X ] Form filed by more than one Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

                                                                          (Over)
(Print or Type Responses)                                        SEC 1474 (8-92)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date    Expira-             Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-   tion                of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable Date      Title     Shares  5)       4)        4)       4)
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
                                                                               Common
                                                                               Stock
Warrant (Right to   *See                                                       $.001 par                                     **See
Buy)                Note     2/27/98  A         87,500+      2/27/98 2/27/2003 value     87,500+          1,277,500  1       Note
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
Explanation of Responses: Warrants to purchase 87,500 shares of Common Stock granted to Elmgrove Associates II, L.P. on February 27, 1998 in a private transaction, all of which warrants are immediately vested and exercisable.

* exercise price equal to the grater of (a) $2.00 per Warrant Share or (B) the last sales price of the Common Stock as reported on the NASDAQ SmallCap Market for the trading date immediately preceding the Closing, which exercise price, is subject to adjustments for subdivisions or combinations of the Common Stock or certain reclassifications or changes in the Common Stock. No adjustment to the exercise price will be made for sales of Common Stock or securities convertible into Common Stock at less than either (i) the fair market value of the Common Stock or (ii) the exercise price of the Warrants.

** Item 11 - By Elmgrove Associates II, L.P. Reporting Person is President and principal stockholder of General Partner of Elmgrove Associates II, L.P.

+ Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

        /S/ MANDEL SHERMAN                                    April 14, 1998
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
      Mandel Sherman

*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


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                                                                 SEC 1474 (8-92)